SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

São Paulo, November 8, 2018.

To

B3 – BRASIL, BOLSA, BALCÃO(“B3”)

Praça Antônio Prado, 48, 2º andar

CEP 01010-010, São Paulo – SP

Company oversight department

Attn.: Mrs. Lúcia da Costa Pereira –Superintendent of Company Oversight and Variable-Income Securities Offers

Copy to: CVM - COMISSÃO DE VALORES MOBILIÁRIOS (Brazilian Securities and Exchange Commission)

Attn.: Mr. Fernando Soares Vieira – Companies Relations Superintendent

Mr. Francisco José Bastos Santos – Market Relations and Brokers Superintendent

Re: Official Letter No. 1879/2018-SAE

Dear Sir/Madam,

With regards to Official Letter No. 1879/2018-SAE dated November 7, 2018, through which you requested clarifications from Gafisa S.A. ("Gafisa" or "Company”), as transcribed below:

“Re: Atypical stock movements

Dear Madam,

In view of the recent fluctuations seen in the company’s shares, the number of trades and traded volume, as shown below, we request you inform us, by November 8, 2018, if there is any fact you are aware of to justify them.

Common Shares (ON)
Prices (R$ per share)
Date	Opening	Low	High	Average	Closing	Fluct. %	No. of trades	Traded volume	Volume
10/24/2018	12.60	12.26	12.94	12.73	12.68	-0.15	4,217	2,371,200	30,174,849.00
10/25/2018	12.70	12.13	12.85	12.32	12.33	-2.76	2,715	880,000	10,838,335.00
10/26/2018	12.37	12.02	12.55	12.29	12.07	-2.10	3,001	1,805,100	22,186,697.00
10/29/2018	12.30	11.53	12.32	11.81	11.62	-3.72	2,251	1,521,400	17,966,263.00
10/30/2018	11.65	11.48	12.23	11.83	11.94	2.75	2,288	1,675,500	19,814,394.00
10/31/2018	12.11	11.70	12.15	11.95	11.80	-1.17	1,506	1,276,200	15,251,491.00
11/01/2018	11.80	11.61	12.15	11.87	11.80	0.00	1,456	1,244,000	14,764,669.00
11/05/2018	11.90	11.80	12.59	12.08	12.45	5.50	1,625	1,473,700	17,801,468.00
11/06/2018	12.30	11.72	12.49	12.17	11.72	-5.86	3,001	2,000,700	24,348,466.00
11/07/2018	11.71	11.31	11.91	11.73	11.38	-2.90	1,488	1,522,900	17,867,754.00

GAFISA - Escritório Eldorado: Av. Nações Unidas, 8501 - 19º andar - CEP 05425-070 - Alto de Pinheiros - São Paulo - SP

In this regard, Gafisa clarifies that is neither aware of any material fact or act that justifies recent fluctuations in its stock prices nor in the number of trades and traded volume. Furthermore, the Company’s management is not aware of any fact that has not been released to the market, or that is not publicly known which could justify the fluctuations of its shares during the period from October 24, 2018, and November 7, 2018.

We remain at your disposal for any further clarification you may deem necessary.

São Paulo, November 8, 2018.

GAFISA S.A.
Ana Maria Loureiro Recart

Chief Executive Officer, Financial and Investor Relations Officer

GAFISA - Escritório Eldorado: Av. Nações Unidas, 8501 - 19º andar - CEP 05425-070 - Alto de Pinheiros - São Paulo - SP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 8, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer